PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2017. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2016, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in U.S. dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of November 13, 2017.

OVERVIEW OF THE BUSINESS

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company owns one producing property, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. The Company previously owned a second producing property, the Black Fox mine, located in the Township of Black River-Matheson, Ontario, Canada, which was sold on October 6, 2017 along with properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprised the Black Fox Complex (held for sale as at September 30, 2017).

In addition, the Company owns two exploration properties: the Cerro del Gallo gold-silver-copper project, located in the state of Guanajuato in central Mexico; and Ventanas, located in Durango State, Mexico.

The profitability and operating cash flow of the Company are affected by numerous factors, including its ability to extend or replace its existing financing or secure future financing, the amount of gold and silver produced and sold, market prices of gold and silver, the price of metal under its existing streaming agreements, operating costs, regulatory and environmental compliance, as well as currency exchange rates, labour relations, political risks, and varying levels of taxation. The Company seeks to manage these risks, but many of the factors affecting these risks are beyond the Company’s control.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and were listed on the New York Stock Exchange (“NYSE”) under the symbol “PPP” until August 14, 2017. In addition, Primero has a convertible debenture trading on the TSX under the symbol “P.DB.V” and common share purchase warrants trading on the TSX under the symbol “P.WT.C”.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	Three months ended		Nine months ended
		September 30	September 30
	2017	2016	2017	2016
Key Performance Data[1]
Tonnes of ore milled	297,198	427,070	883,775	1254,794
Produced
Gold equivalent (ounces)	36,602	44,684	99,300	130,345
Gold (ounces)	33,135	38,392	90,300	115,377
Silver (million ounces)	1.05	1.37	2.64	3.89
Sold
Gold equivalent (ounces)	38,100	43,549	100,181	135,027
Gold (ounces)	34,763	37,984	91,146	119,773
Silver (million ounces)	0.96	1.21	2.60	3.99
Average realized prices
Gold ($/ounce)[2]	$1,263	$1,305	$1,225	$1,234
Silver ($/ounce)[2]	$4.32	$6.12	$4.29	$4.81
Total cash costs (per gold ounce)[3]
Gold equivalent basis	$857	$887	$843	$889
By-product basis	$811	$813	$802	$843
All-in sustaining costs (per gold ounce)[3]	$1,235	$1,350	$1,268	$1,397

Financial Data[4] (in thousands of US dollars except per share amounts)
Revenues[4]	$23,636	$36,581	$59,237	$113,492
Earnings (loss) from mine operations[4]	1,173	357	(2,269)	(1,802)
Net loss	(7,576)	(11,733)	(294,472)	(44,333)
Adjusted net earnings (loss)[3]	1,820	(7,853)	(1,079)	(21,798)
Adjusted EBITDA[3]	11,822	10,516	17,278	28,860
Basic net loss per share from continuing operations[4]	(0.06)	(0.06)	(1.39)	(0.26)
Diluted net loss per share from continuing operations[4]	(0.06)	(0.06)	(1.39)	(0.26)
Adjusted net earnings (loss) per share[3]	0.01	(0.04)	(0.01)	(0.13)
Operating cash flows before working capital changes	13,516	5,539	19,892	8,283
Weighted average shares outstanding (basic)(000’s)	192,013	187,928	191,364	172,942
Weighted average shares outstanding (diluted)(000’s)	192,013	187,928	191,364	172,942

	September 30,	December 31,
	2017	2016
Assets
Mining interests[4]	$246,158	$577,920
Total assets	$398,452	$677,817
Liabilities
Long-term liabilities[4]	$95,797	$130,472
Total liabilities	$226,557	$216,687
Equity	$171,895	$461,130

1.	Inclusive of the Black Fox Complex classified as assets held for sale and discontinued operations as at September 30, 2017.
2.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Wheaton Precious Metals International Ltd. (WPMI), formerly Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

3.	See “NON-GAAP measurements“.
4.	As reported per IFRS with Black Fox Complex classified as assets held for sale and discontinued operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Q3 2017 DEVELOPMENTS

Operational performance

•

Primero’s consolidated production was 36,602 gold equivalent ounces in Q3 2017 compared to 44,684 gold equivalent ounces in Q3 2016. Gold production was 33,135 ounces in Q3 2017 compared to 38,392 ounces in Q3 2016, and silver production was 1.05 million ounces from San Dimas in Q3 2017 compared to 1.37 million ounces in Q3 2016.

•

The San Dimas mine continued to implement its production ramp-up plan, but experienced delays due to workforce inactivity relating to the negotiation of the 2016 annual workers’ bonus (“PTU Bonus”) in July and issues with underground equipment reliability. Since the conclusion of the PTU Bonus negotiations, the mine has experienced an improvement in worker alignment and underground mining rates increased month-over-month in the quarter. San Dimas produced 17,070 ounces of gold and 1.05 million ounces of produced silver in Q3 2017, 23% and 24% lower for gold and silver, respectively, in comparison to Q3 2016.

•

The Company’s ability to conduct new exploration drifting and drilling at San Dimas has been impacted by its liquidity position. Due to the reduced exploration activity and the operational challenges facing the site, the Company does not expect to replace 2017 mining depletion of Mineral Resources and Reserves. Moreover, the Company’s prior exploration efforts did not identify large replacement veins for the depleting Roberta and Robertita veins. Without new large veins available or changes to the operating environment, mining rates above 1,800 tonnes per day (“TPD”) may not be achievable or sustainable.

•

The Black Fox mine (now discontinued operations) produced 16,065 ounces of gold in Q3 2017, consistent with Q3 2016. Underground mining was focused on the Deep Central Zone, with underground grades higher than in the third quarter of 2016.

•

From continuing and discontinued operations, the Company incurred total cash costs per gold equivalent ounce of $857 for Q3 2017 compared to $887 for Q3 2016. All-in sustaining costs were $1,235 per gold ounce for Q3 2017 compared to $1,350 for Q3 2016. The decrease in all-in sustaining costs during the quarter compared to Q3 2016 was driven by cost reduction efforts throughout the organization. Continuing operations are comprised of the San Dimas mine which incurred cash costs per gold ounce equivalent of $884 for Q3 2017 compared to $865 for Q3 2016 and all-in sustaining costs were $1,117 per gold ounce for Q3 2017 compared to $1,080 for Q3 2016.

•

During the quarter, Primero updated its consolidated 2017 production guidance to between 125,000 and 135,000 gold equivalent ounces to reflect the delayed ramp-up of San Dimas operations and the sale of the Black Fox Complex. Total cash costs are expected to be in the range of $800 to $900 per gold equivalent ounce, and AISC is expected to be between $1,200 and $1,300 per gold ounce.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Corporate Developments

•

Primero has undertaken a strategic review process throughout 2017, which included consideration of potential strategic investments, joint ventures, revision of the San Dimas Silver Purchase Agreement (“SPA”) and potential divestitures.

•

Primero has received proposals from interested parties regarding a potential acquisition of the San Dimas operation. All proposals received require a revision of the SPA with Wheaton Precious Metals Corp. (“WPM”), formerly Silver Wheaton Corp. Discussions are now focused on the distribution of proceeds among stakeholders. There is no certainty that these discussions with potential buyers and our stakeholders will result in a resolution acceptable to all stakeholders.

•

Primero closed the sale of its Black Fox Complex in Timmins, Ontario on October 6, 2017. After closing net working capital adjustments, Primero received total consideration of $32.5 million, comprising $27.5 million in cash proceeds and the expected release of approximately $5.0 million from restricted cash pledged towards environmental closure liabilities. The release of restricted cash is expected to occur in November, once documentation from the Ministry of Northern Development and Mines is received. The assets and liabilities of the Black Fox Complex were reported under “Assets held for sale” in the interim financial statements. This transaction is aligned with the Company’s strategic review process.

•

The total proceeds from the sale of the Black Fox Complex will be applied to the revolving credit facility (“RCF”). Of the $27.5 million in cash proceeds, $25.0 million was applied to the outstanding balance on the RCF upon closing of the Black Fox sale. The remaining $2.5 million was retained to cover transaction costs, and once all transaction costs have been settled, the unused portion will also be applied to the RCF.  Both of these payments permanently reduce the outstanding balance on the revolving credit facility. Once the restricted cash has been released, it will be applied to reduce the RCF balance, but Primero will have additional available credit, if required, equal to the amount of the restricted cash repayments.

•

The Company has identified that at lower production rates the obligations under the current SPA do not allow for a sustainable operation at San Dimas. The Company has been in discussions with WPM about a sustainable solution for all parties but there can be no assurance that an acceptable solution will be achieved. Without a revision to the SPA the San Dimas mine life will become significantly shorter as a result of the Company’s inability to invest in exploration and development due to the economics inherent in the SPA and the current operating environment in Mexico and at San Dimas itself.

•

Despite efforts to reduce costs and sell non-core assets, there is no certainty that Primero will have sufficient funds to repay the full outstanding obligation under the RCF on November 23, 2017. If needed to allow a strategic solution to be completed, the Company would seek to extend the RCF maturity date. Any extension will likely require the consent of WPM as guarantor of the RCF. As there can be no certainty that this extension will be granted, the Company is considering available alternatives to protect value and sustain operations while enabling the Company to restructure its affairs. The Company notes that any Event of Default under the RCF, unless waived, would trigger cross-default provisions under the convertible debentures and the SPA.

•

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the Servicio de Administración Tributaria (“SAT”) issued an observations letter for the 2010 tax year. In October 2017, SAT issued an observations letter for the 2011 tax year. The SAT made explicit its view that PEM should pay taxes based on the market price of silver. The observations letters do not represent a tax reassessment and no liability has been recognized in the financial statements. The Company has formally submitted its response to the 2010 observations letter. The response for the 2011 observations letter is in progress.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

•

As the Company continues to defend its advanced pricing agreement (“APA”) in Mexican legal proceedings, the APA remains valid and the Company will vigorously dispute any reassessment that assesses taxes on its silver revenues that is inconsistent with the APA. The Company has also continued a dialogue with the SAT to seek to a resolution of its tax matters. In the event the Company is not successful in its defense of its current transfer pricing tax position, operation of the San Dimas mine may become uneconomic unless the Company is successful in achieving amendments to the current SPA that would mitigate the impact of paying tax based on silver revenues at higher prices. There is no assurance that the necessary amendments to the current SPA can be achieved through negotiations with WPM.

•

On July 14, 2017, the Company’s motion to dismiss the amended complaint in the U.S. securities class action lawsuit originally filed in 2016 was granted and the plaintiff’s claims were dismissed without prejudice. The plaintiff filed a notice of appeal of the dismissal order on September 8, 2017. The Company intends to vigorously defend this class action lawsuit.

•	In September 2017, Mr. Ryan Snyder was appointed Chief Financial Officer of the Company following the resignation of Mr. Kevin Jennings.

Financial performance

•

Earnings from mine operations of $1.2 million was generated during Q3 2017 compared to $0.4 million in Q3 2016. Reduced depreciation and depletion stemming from impairment charges taken in Q2 2017 more than offset lower production for the quarter.

•

The Company recognized a net loss of $7.6 million in Q3 2017 compared to a net loss of $11.7 million in Q3 2016. A number of factors contributed to the reduced loss, including lower general and administrative costs, share-based compensation, and other charges, and the increased earnings from mine operations.

•

Impairment charges of $5.0 million for the Black Fox Complex were associated with the terms of the definitive sales agreement and impact of changes in the carrying value of the Black Fox business segment during the quarter.

•

The Company’s adjusted EBITDA for Q3 2017 was $11.8 million compared to $10.5 million in Q3 2016. For the year to September 30, 2017 (“YTD”), the Company’s adjusted EBITDA was $17.3 million compared to $28.9 million in the corresponding 2016 period.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

•

The Company generated operating cash flow before working capital changes during Q3 2017 of $13.5 million ($0.07 per share). This compares to operating cash flow of $5.5 million ($0.03 per share) in Q3 2016.

•	The Company received VAT refunds from the SAT of $4.6 million during Q3 2017. In October 2017, a further $10.6 million of VAT refunds were received.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION

Three and nine months ended September 30, 2017 and 2016

Earnings (loss) earnings from continuing mine operations comprises:

	Three months ended		Nine months ended
		September 30		September 30
(in thousands of U.S. dollars)	2017	2016	2017	2016
Gold revenue	$19,479	$29,152	$48,058	$94,313
Silver revenue	4,157	7,429	11,179	19,179
Operating expenses	(17,003)	(25,251)	(44,036)	(79,578)
Depreciation and depletion	(5,460)	(10,973)	(17,470)	(35,716)
Earnings (loss) from mine operations	$1,173	$357	($2,269)	($1,802)

The table below sets out variances in the key drivers of earnings (loss) from mine operations for the three and nine months ended September 30, 2017 compared with the three and nine months ended September 30, 2016:

	Three months ended	Nine months ended
(in thousands of U.S. dollars)	September 30	September 30
Earnings (loss) from mine operations in 2016	$357	($1,802)
Differences:
Revenue
Lower realized gold price	(934)	(327)
Lower ounces of gold sold	(8,739)	(45,928)
Lower realized silver price	(1,736)	(1,350)
Lower ounces of silver sold	(1,536)	(6,650)
Lower operating expenses	8,248	35,542
Lower depreciation and depletion	5,513	18,246
Earnings (loss) from mine operations in 2017	$1,173	($2,269)

•

Revenue decreased in Q3 2017 compared to Q3 2016 due mainly to reduced gold and silver production at San Dimas. San Dimas gold sales of 15,127 ounces were 30% below the third quarter of 2016, driven mainly by lower productivity levels. YTD gold revenues in 2017 decreased compared to the corresponding 2016 period mainly due to reduced production at San Dimas because of the strike.

•

The average price realized for gold at San Dimas was $1,288 per ounce, 4% lower than the third quarter of 2016. Silver prices realized during Q3 2017 were lower than the prices realized in Q3 2016, as in the current period, all silver was sold to Wheaton Precious Metals International Ltd. (“WPMI”), under the terms of the silver purchase agreement, while a portion of silver in the prior year period was sold at market prices. On a YTD basis, the average realized gold price at San Dimas for 2017 was $1,254 per ounce, slightly below $1,257 per ounce realized in the corresponding period of 2016.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

•

Operating expenses were $17.0 million in Q3 2017; $8.2 million lower than Q3 2016 primarily due to the lower production and operating activities at San Dimas. On a YTD basis, operating expenses were $44.0 million in 2017; $35.5 million lower than the corresponding period of 2016, mainly due to the San Dimas strike. Period costs consisting of non-unionized staff, security and fixed fees incurred during the strike are reported under Other charges in the condensed consolidated interim statements of operations and comprehensive income (loss).

•

Depreciation and depletion was $5.5 million in Q3 2017, compared to $11.0 million in Q3 2016, a decrease of $5.5 million as a result of an impairment charge taken at San Dimas in the second quarter of 2017, and lower production and operating activities at San Dimas. On a YTD basis, depreciation and depletion was $17.5 million in 2017, compared to $35.7 million in the corresponding period of 2016 due to similar factors.

A summary income statement follows:

	Three months ended		Nine months ended
	September 30			September 30
(in thousands of U.S. dollars)	2017	2016	2017	2016
(Loss) earnings from mine operations	$1,173	$357	($2,269)	($1,802)
Impairment charge	-	-	(245,000)	-
Exploration expenses	(642)	(206)	(1,856)	(1,152)
Share-based compensation	(972)	(2,268)	(3,680)	(5,583)
General and administrative expenses	(2,541)	(3,416)	(8,396)	(10,966)
Other charges	(1,116)	(2,284)	(10,629)	(4,131)
Transaction costs	-	-	-	(1,214)
Interest and finance expense	(3,282)	(2,180)	(8,556)	(6,991)
Mark-to-market gain (loss) on convertible
debentures & warrants	(624)	2,756	6,272	103
Other income (expense)	(972)	(841)	1,102	(203)
Income tax (expense) recovery	(1,817)	(3,376)	7,485	(12,161)
Net loss from continuing operations	($10,793)	($11,458)	($265,527)	($44,100)

•	Mining interest impairment charge is as described in the financial performance section.

•	Share-based compensation expense was lower in Q3 2017 and YTD 2017 as a result of the timing and amount of Performance Share Units vesting during the periods.

•

General and administrative expenses were $2.5 million and $8.4 million in Q3 2017 and YTD 2017, respectively, lower than the corresponding 2016 periods mainly due to lower salaries, accounting and consulting charges. The breakdown of general and administrative expenses is in the table below. On a YTD basis, directors’ fees and expenses were higher due to additional advisory meetings provided in relation to the Company’s strategic review process.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of U.S. dollars)	2017	2016	2017	2016
Salaries and wages	$1,210	$1,622	$3,792	$4,952
Rent and office costs	276	227	667	646
Legal, accounting and consulting services	192	445	938	1,848
Directors' fees and expenses	205	315	862	807
Other general and administrative expenses	658	807	2,137	2,713
	$2,541	$3,416	$8,396	$10,966

•

Other charges in Q3 2017 relate to the legal expenses associated with proceedings in Mexico and advisory fees associated with the strategic review process. Other charges in YTD 2017 include period costs incurred due to the San Dimas strike, legal expenses associated with proceedings in Mexico, advisory fees associated with the strategic review process and severance payments to former employees.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of U.S. dollars)	2017	2016	2017	2016
Legal expenses associated with proceedings in Mexico	$200	$1,255	$859	$3,006
Employee severance payments	-	1,029	2,120	1,125
Legal and advisory costs relating to financing initiatives	-	-	527	-
Idle costs incurred during strike at San Dimas	-	-	6,207	-
Advisory fees associated with strategic review process	916	-	916	-
	$1,116	$2,284	$10,629	$4,131

•

Finance expense in Q3 2017 increased by $1.1 million from Q3 2016, primarily due to the interest on the RCF and the amortization of the associated guarantee fee and transaction costs. On a YTD basis, finance expenses in 2017 were $1.6 million higher than 2016 due to similar factors.

•

In June 2016, the Company recognized a warrant liability in connection with the equity offering and along with the 5.75% Convertible Debenture are measured at fair value and marked-to-market each period based on the corresponding trading price. The Company recognized a loss of $0.6 million during Q3 2017, compared to $2.8 million in Q3 2016. On a YTD basis, the Company recognized a gain of $6.3 million, compared to a gain of $0.1 million during 2016.

•

In other income (expense) the Company recorded a foreign exchange loss of $0.6 million in Q3 2017 compared to $0.8 million in Q3 2016. On a YTD basis, a foreign exchange gain of $2.6 million was recognized in 2017 as compared to a $0.1 million foreign exchange loss in 2016, mainly due to fluctuations in the Mexican peso in relation to the U.S. dollar. The YTD gain in 2017 was mainly due to an unrealized foreign exchange gain on the translation of the Mexican peso denominated taxes receivables. The Mexican peso strengthened during this period relative to the U.S. dollar (the Company’s functional currency).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

•	The Company’s income tax expense (recovery) before discontinued operations for the three and nine-months ended September 30, 2017 and the corresponding periods for 2016 is detailed as follows:

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of U.S. dollars)	2017	2016	2017	2016
Current tax expense
Mining royalty at San Dimas	$-	($15)	$-	$146
Other current tax	766	(606)	797	810
	$766	($621)	$797	$956
Deferred tax expense (recovery)
Withholding tax on intercompany interest	$913	$823	$2,563	$2,517
San Dimas change in tax basis	-	3,197	521	9,156
Mining royalty at San Dimas	139	(5)	(5,969)	(355)
Other deferred tax	(1)	(18)	(5,397)	(113)
	$1,051	$3,997	($8,282)	$11,205
Total	$1,817	$3,376	($7,485)	$12,161

San Dimas expenses current taxes based on the taxable earnings of the period. During Q3 2017 and YTD San Dimas did not generate any taxable earnings and therefore was not subject to current royalty taxes or current income taxes. The other current tax relates to income generated in one of the Mexican service companies.

San Dimas income taxes are based on its Mexican peso financial statements, which includes foreign exchange and other income items (permanent differences) different than the U.S. dollar reporting financial statements. In addition, foreign exchange gains and losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to its U.S. dollar reporting currency. The volatility of the exchange rate between the Mexican peso and the U.S. dollar can result in significant adjustments to deferred tax expense/recovery.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

REVIEW OF OPERATIONS

San Dimas Mine
	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Key Performance Data
Tonnes of ore mined	110,207	185,080	282,177	567,497
Tonnes of ore milled	114,657	193,553	277,525	567,161
Tonnes of ore milled per day	1,246	2,104	1,431	2,070
Average mill head grade (grams/tonne)
Gold	4.78	3.69	4.54	3.97
Silver	301	232	316	223
Average gold recovery rate (% )
Gold	97%	97%	96%	98%
Silver	94%	95%	93%	96%
Produced
Gold equivalent (ounces)	20,537	28,454	48,091	85,686
Gold (ounces)	17,070	22,162	39,091	70,718
Silver (million ounces)	1.05	1.37	2.64	3.89
Sold
Gold equivalent (ounces)	18,464	27,405	47,353	90,267
Gold (ounces)	15,127	21,840	38,318	75,013
Silver at fixed price (million ounces)	0.96	1.06	2.60	3.84
Silver at spot (million ounces)	-	0.15	-	0.15
Average realized price (per ounce)
Gold	$1,288	$1,335	$1,254	$1,257
Silver[1]	$4.32	$6.12	$4.29	$4.81
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$884	$865	$942	$892
By product basis	$799	$731	$870	$816
All in sustaining costs (per ounce)[3]	$1,117	$1,080	$1,243	$1,156
Revenue ($000's)	$23,636	$36,581	$59,237	$113,492
Earnings (loss) from mine operations ($000's)	$1,213	$407	($2,143)	($1,635)

1.	Average realized silver prices reflect the impact of the silver purchase agreement with WPMI (see “Other liquidity considerations”).
2.	See “NON- GAAP measurements”
3.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements”.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

During the third quarter of 2017 San Dimas continued to implement its production ramp-up plan following the strike action taken by unionized employees which concluded in Q2 2017. The production ramp-up experienced significant delays due to persistent issues with underground equipment reliability, which impacted development rates and underground stoping activities. Further, production in July 2017 was limited due to periods of inactivity during the negotiation of the 2016 annual workers' bonus ("PTU Bonus"). Since the conclusion of these negotiations, the site has experienced an improvement in worker alignment.

San Dimas underground mining rates increased month-over-month in the third quarter of 2017, with the site meeting its target of nearly 2,000 tonnes per day run-of-mine ore in September—the highest monthly average achieved in 2017.

Gold equivalent production in the third quarter of 2017 totalled 20,537 ounces which consisted of 17,070 gold ounces and 1.05 million silver ounces. This compares to 28,454 gold equivalent ounces produced in Q3 2016. Realized head grades in the third quarter of 2017 were 4.78 grams per tonne of gold and 301 grams per tonne of silver, approximately 30% higher for both than in the third quarter of 2016. The increased head grades were the result of a specific mining focus on production from the high-quality veins at San Dimas. However, this did not fully offset the lower availability of run-of-mine ore during Q3 2017 resulting from reduced equipment reliability and low worker motivation during the negotiations for the annual bonus. Mill throughput was also negatively impacted by plant reliability issues at the end of the quarter which saw a build up of ‘run of mine’ ore stockpiles ahead of the crushing plant. This material will be consumed in Q4 2017. The San Dimas plant milled an average of 1,246 tonnes per day throughput in Q3 2017, compared to 2,104 tonnes per day in Q3 2016.

All silver sold was delivered to WPMI under the silver purchase agreement. The threshold limit under the silver purchase agreement for the 2017 contract year (August 6 of a year to August 5 of the following year) is 6.0 million ounces of silver. The annual threshold was not exceeded for the year-ended August 5, 2017. As of September 30, 2017, the Company has delivered 0.64 million ounces of silver towards the current annual threshold.

Total cash costs on a gold-equivalent and by-product basis in the third quarter of 2017 were $884 and $799 per ounce, respectively, compared with $865 and $731 per ounce, respectively, in the third quarter of 2016. The increased unit costs were a result of the lower production rates in the current quarter and higher operating costs incurred during the ramp-up of the San Dimas operations.

All-in sustaining costs per gold ounce were $1,117 per ounce in the third quarter of 2017, compared to $1,080 per ounce in the third quarter of 2016, higher mainly as a result of lower production levels. Sustaining capital expenditures were focused on underground development ($3.6 million) and drilling ($1.1 million).

For the nine months to September 30, 2017, the San Dimas mine produced 39,091 ounces of gold and 2.64 million ounces of silver, 45% and 32% lower than the same period in 2016. The lower production was attributable to the two-month strike at the mine and the delayed ramp-up of operations. The lower production rates also resulted in higher unit cash costs for the nine-month period. Total cash costs on a gold-equivalent basis and by-product basis for YTD were $942 and $870 per ounce, compared to $892 and $816 per ounce in 2016.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

On an all-in sustaining basis, cash costs were $1,243 per gold ounce for the nine months to September 30, 2017. This compares $1,156 per ounce for the same period in 2016.

Primero’s near-term focus is on maintaining current liquidity and cash conservation in order to repay the RCF, and as a result the Company has reduced both development and exploration expenditures for 2017 at San Dimas. The mine is expected to produce between 75,000 and 85,000 gold equivalent ounces in 2017 at total cash costs of between $800 and $900 per gold equivalent ounce. All-in sustaining costs for 2017 only include capital expenditures necessary to maintain current operating levels and are expected to be between $1,050 and $1,150 per gold ounce. The reduction in 2017 planned exploration and development spending may affect the Company’s ability to achieve expected production levels in future years.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Black Fox1 (discontinued operations)

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Key Performance Data
Underground mining
Tonnes of ore mined	62,679	64,522	182,889	160,921
Average gold grade (grams/tonne)	5.84	5.18	6.20	4.88
Draw down of stock pile (tonnes)	119,862	168,996	423,361	526,712
O pen pit and underground
Tonnes of ore milled	182,541	233,518	606,250	687,633
Tonnes of ore milled per day	1,984	2,538	2,221	2,510
Average mill head grade (grams/tonne)	2.85	2.29	2.73	2.12
Average gold recovery rate (% )	96%	95%	96%	95%
Produced
Gold (ounces)	16,065	16,230	51,209	44,659
Sold
Gold at spot price (ounces)	18,506	14,735	49,025	40,877
Gold at fixed price (ounces)	1,130	1,409	3,803	3,883
Average realized gold price[2]
Gold price (per ounce)	$1,230	$1,264	$1,198	$1,194
Gold at spot price(per ounce)	$1,273	$1,335	$1,250	$1,258
Gold at fixed price(per ounce)	$531	$524	$531	$523
Total cash costs (per gold ounce)[3]	$797	$926	$750	$885
All-in sustaining costs (per ounce)[4]	$1,099	$1,286	$1,030	$1,347
Revenue ($000's)	$24,424	$20,431	$63,607	$53,503
Earnings (loss) from mine operations (000's)	$9,027	($422)	$17,706	$564

1.	As of June 30, 2017, the Black Fox Complex has been classified as assets held for sale and discontinued operations under IFRS.
2.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations”).
3.	See “NON- GAAP measurements “.
4.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements “.

The Black Fox mine produced 16,065 ounces of gold in the third quarter of 2017 compared to 16,230 ounces in the third quarter of 2016. Underground mining in Q3 2017 remained focused on production from the Deep Central Zone, with underground gold grades averaging 5.84 grams per tonne, a 13% increase from third quarter of 2016. The Black Fox underground mine averaged 681 tonnes per day of high-grade ore production in Q3 2017.

During the quarter, 119,862 tonnes from the low-grade stockpile were processed through the mill. The low-grade stockpile was fully depleted in September and the Black Fox operations successfully transitioned to underground only production. Concurrently, the Black Fox mill implemented a reduced milling schedule to operate on a 7-days on, 7-days off basis.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Mill throughput averaged 1,984 tonnes per day in the third quarter of 2017, compared to 2,538 tonnes per day in the third quarter of 2016. Mill throughput in Q3 2017 was affected by the depletion of the low-grade stockpile and the subsequent implementation of the reduced milling schedule. Improved head grade of 2.85 grams per tonne, compared to 2.29 grams per tonne in the third quarter of 2016, were driven by an increased contribution of high-grade underground ore which helped to offset the reduced throughput rates.

Total cash cost per gold ounce were $797 in the third quarter of 2017, 14% lower than the $926 per ounce achieved in the third quarter of 2016. Total operating costs were lower in the third quarter of 2017 compared to the same period in 2016 due to lower labour, contractor, and consumable costs associated with lower volumes. These cost reductions drove the decreased total cash costs on per gold ounce basis, despite similar production levels achieved in the third quarters of 2017 and 2016.

All-in sustaining costs of $1,099 per ounce in Q3 2017 were 15% lower than the $1,286 per ounce in the third quarter of 2016 due to reduced capital and operating expenditures, despite similar gold production. Capital expenditures were lower in Q3 2017 mainly due to lower underground development rates and other sustaining capital costs. Significant development costs were incurred in the third quarter of 2016 as Black Fox worked to complete the access ramp to the Deep Central Zone.

For the nine months to September 30, 2017, the Black Fox mine produced 51,209 ounces of gold, 15% higher than the same period in 2016. Improved underground average mining grades realized were the primary driver of increased gold production. A total of 423,361 tonnes were drawn from the low-grade stockpile through the first nine months of 2017, and the stockpile was fully depleted in September.

For the nine months to September 30, 2017, total cash costs averaged $750 per ounce and all-in sustaining costs were $1,030 per ounce, 15% and 24% lower, respectively, than the comparative period in 2016 due to higher production levels as well as capital and operating expenditure reductions.

On August 10, 2017 Primero announced the sale of the Black Fox Complex and associated assets to McEwen Mining Inc. (NYSE: MUX, TSX: MUX) ("McEwen"). The transaction was completed on October 6, 2017 for total consideration of approximately $32.5 million following a closing net working capital adjustment of $2.5 million. This includes $27.5 million in cash proceeds and the pending release of approximately $5.0 million from restricted cash that was pledged towards environmental closure liabilities in the amount of $16.5 million, which was assumed by McEwen. The full proceeds, net of amounts to cover closing costs, from the sale of the Black Fox Complex will be applied to the outstanding balance on the Company's RCF.

As part of the Black Fox sale agreement, Primero retained ownership of all doré poured prior to the end of September 30, 2017. Therefore, the year-to-date production represents the full metal attributable to Primero from the Black Fox mine.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

OUTLOOK FOR 2017 OPERATING RESULTS

Primero continues to expect to produce between 125,000 and 135,000 gold equivalent ounces in 2017, which includes gold production of between 110,000 and 120,000 ounces and 4.5 to 5.0 million silver ounces. Total production in 2017 is expected to be lower than in the previous year due to operating time lost during the San Dimas strike, and the phased restart approach.

Total cash costs are expected to be in the range of $800 to $900 per gold equivalent ounce and AISC are expected to be between $1,200 and $1,300 per gold ounce, as disclosed in the September 21, 2017 press release. Black Fox figures reflect actual performance during 2017 prior to the completion of the sale transaction.

The Company's 2017 production outlook is summarized in the following table:

	San Dimas	Black Fox	Consolidated

Gold equivalent production (gold equivalent ounces)	75,000-90,000	51,209	125,000-135,000

Gold production (ounces)	60,000-70,000	51,209	110,000-120,000

Silver production (million ounces)	4.5-5.0	N/A	4.5-5.0

Total cash costs (per gold equivalent ounce)	$800-$900	$750	$800-$900

All-in sustaining costs (per gold ounce)	$1,050-$1,150	$1,030	$1,200-$1,300

Capital expenditures (millions of U.S. dollars)	$21.7	$14.9	$36.6

Material assumptions used to forecast total cash costs for 2017 were based on the Company’s actual results to September 30, 2017 and include an estimated average gold price of $1,250 per ounce for the remainder of the year, and foreign exchange rates of $1.30 Canadian dollars and $18 Mexican pesos to the U.S. dollar for the remainder of 2017. Silver sold under the silver purchase agreement is expected to average $4.32 per ounce for the remainder of 2017.

The Company’s 2017 outlook for revenues and operating expenses are directly correlated to its production outlook and cash cost outlook with the assumption that production will match sales quantities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

ANALYSIS OF CASH FLOWS FOR THE THREE AND NINE MONTHS
ENDED SEPTEMBER 30, 2017 AND 2016

Sources and uses of cash

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of U.S. dollars)	2017	2016	2017	2016
Cash flow:
Provided by operating activities before working capital changes	$13,516	$5,539	$19,892	$8,283
Changes in non-cash working capital	(6,026)	(10,718)	(15,017)	(199)
Provided by (used in) operating activities	7,490	(5,179)	4,875	8,084
Used in investing activities	(11,557)	(14,363)	(27,149)	(53,200)
Provided by financing activities and other	6,820	(3,775)	17,288	30,674
Increase (decrease) in cash	$2,753	($23,317)	($4,986)	($14,442)

Operating activities

Primero’s cash flows from operating activities before working capital changes were higher in Q3 2017 when compared to Q3 2016 due to higher contributions from Black Fox production and lower taxes paid, partially offset by lower production from San Dimas. On a YTD basis, cash flows from operating activities were higher in 2017 as a result of lower taxes paid in relation to San Dimas, partially offset by lower cash earnings from operations due to the impact of the strike at San Dimas.

Changes in non-cash working capital were a cash outflow of $6.0 million in Q3 2017 compared with $10.7 million in Q3 2016. The cash outflow during the quarter was mainly due to the increase in trade receivables and inventories and a reduction in trade and other payables, partially offset by a reduction in tax receivables due to the collection of $4.6 million of VAT receivables during the quarter. On a YTD basis, changes in non-cash working capital were a cash outflow of $15.0 million in 2017 compared with an outflow of $0.2 million in 2016 mainly driven by YTD increases in tax receivables.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Investing activities

Cash used in investing activities are mostly capital expenditures as shown in the table below.

	Three months ended		Nine months ended
	September 30		September 30		Estimated
(in millions of U.S. dollars)	2017	2016	2017	2016	2017
Capital Expenditures
San Dimas Underground Development	$3.6	$5.1	$9.9	$10.9	$14.9
San Dimas Sustaining Capital	1.1	1.4	2.2	7.6	3.1
San Dimas Projects	-	1.1	-	3.4	-
San Dimas Sub Total	$4.7	$7.6	$12.1	$21.9	$18.0
Black Fox Underground Development	3.3	3.2	9.9	12.9	9.9
Black Fox Sustaining Capital	0.6	1.5	1.5	4.1	1.5
Black Fox Complex Sub Total	$3.9	$4.7	$11.4	$17.0	$11.4
Cerro del Gallo Development	-	0.9	-	1.2	-
Total Capital Expenditures	$8.6	$13.2	$23.5	$40.1	$29.4

Capitalized Exploration Expenditures
San Dimas Diamond Drilling	$1.1	$1.4	$3.2	$4.0	$3.2
San Dimas Drifting	0.1	0.1	0.5	1.9	0.5
San Dimas Sub Total	$1.2	$1.5	$3.7	$5.9	$3.7
Black Fox Diamond Drilling	1.0	1.0	3.0	3.6	3.0
Regional Exploration	-	0.9	0.5	3.9	0.5
Black Fox Complex Sub Total	$1.0	$1.9	$3.5	$7.5	$3.5
Cerro del Gallo Geology Mapping	-	-	-	0.3	-
Total Capitalized Exploration Expenditures	$2.2	$3.4	$7.2	$13.7	$7.2
TOTAL CAPITAL EXPENDITURES	$10.8	$16.6	$30.7	$53.8	$36.6

San Dimas capital spending during 2017 has focused on underground development and diamond drilling in order to support current operations, with minimal spending on other sustaining capital items. Given the cash constraints of the Company, exploration activity aimed at new reserve generation has been deferred.

The San Dimas capital expenditure plan for 2017 was re-evaluated and scaled back to conserve cash, as disclosed in the September 21, 2017 press release. Only capital expenditures required to maintain current operating levels are planned for the current year.

During 2017, Black Fox underground development costs were lower than the previous year. In 2016, there was a focus on developing down to the Deep Central zone as quickly as possible. After Black Fox reached the Deep Central zone, ramping requirements were less. The Company closed the Black Fox sale transaction on October 6, 2017.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Financing activities

During Q3 2017, Primero drew down $10.0 million under the RCF, bringing the total drawn balance to $75.0 million, fully drawing the facility. After paying interest on the revolving credit facility, and paying capital leases, the net cash inflow from financing activities was $6.8 million during Q3 2017. On a YTD basis, net cash inflow from financing activities was $17.2 million due to a total of $25.0 million drawn on the RCF, partially offset by RCF interest, convertible debenture interest, and capital lease payments.

As a result of the sale of the Black Fox Complex, $25.0 million was applied to the RCF in October. Once transaction costs have been settled, any remaining amounts from the total $27.5 million cash proceeds will also be paid against the outstanding RCF balance. As of November 13, 2017, the RCF has a $50.0 million outstanding balance.

The amounts repaid from the Black Fox sale have permanently reduced the outstanding credit facility balance. Once the restricted cash associated with the Black Fox closure plans has been released, it will also be applied to the RCF but it will not permanently reduce the available credit.

During Q3 2016, $3.9 million in cash outflows from financing activities were the result of capital lease and interest payments. On a YTD basis in 2016, net proceeds from the equity offering in the second quarter resulted in cash inflows of $37.5 million, $50.0 million was drawn on the RCF to finance the March 31, 2016 repayment of the $48.1 million due on the 6.5% Convertible Debentures assumed with the acquisition of Brigus Gold Corp. (“Brigus”). With interest paid on the 5.75% Convertible Debentures, the 6.5% Convertible Debentures and payments relating to capital leases, the net cash inflow from financing activities amounted to $30.7 million during the first nine months of 2016.

FINANCIAL CONDITION REVIEW

During the first quarter of 2017, the Company amended the terms of the RCF to extend its maturity from May 23, 2017 to November 23, 2017 and exclude all financial covenants until the extended maturity date. The RCF has been guaranteed by WPM for a fee of $2.6 million payable at maturity. The RCF was fully drawn during Q3 2017.

The Company has undertaken a number of actions to reduce cash outflows and costs, including a significant reduction of capital expenditures without impacting operating capacity in the near term. The Company’s Board of Directors commenced a strategic review process to explore alternatives to improve shareholder value. As part of this process, the Company completed the sale of the Black Fox Complex on October 6, 2017 for proceeds of $32.5 million comprised of $27.5 million cash and a pending release of associated restricted cash of approximately $5.0 million.

The Company continues to explore ways to maximize stakeholder value related to its San Dimas mine in Mexico, including potential strategic investments, joint ventures, revision of the San Dimas silver purchase agreement and a potential divestiture. The Company has received proposals from interested parties regarding a potential acquisition of the San Dimas operation. All proposals received would require a revision of the SPA with WPM. Discussions are now focused on the distribution of proceeds among stakeholders. At this time, there is no certainty that these discussions will result in a resolution acceptable to the Company and the diverse interests of its stakeholders.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Despite efforts to reduce costs and sell non-core assets, there is no certainty that Primero will have sufficient funds to repay the full outstanding obligation under the RCF on November 23, 2017. If needed to allow a strategic solution to be completed, the Company would seek to extend the RCF maturity date. Any extension will likely require the consent of WPM as guarantor of the RCF. As there can be no certainty that this extension will be granted, the Company is considering available alternatives to protect value and sustain operations while enabling the Company to restructure its affairs. The Company notes that any Event of Default under the RCF, unless waived, would trigger cross-default provisions under the convertible debentures and the SPA.

The above noted factors represent material uncertainties that cast substantial doubt on the ability of the Company to continue as a going concern.

Key financial ratios the Company uses to assess new growth opportunities and to determine how much debt the Company can take on are shown in the net asset table below.

	As at	As at
(in thousands of U.S. dollars except ratios and per share amounts)	September 30, 2017	December 31, 2016

Cash and cash equivalents	$14,889	$19,875
Other current assets	136,332	63,178
Non-current assets	247,231	594,764
Total assets	$398,452	$677,817

Current liabilities (excluding current debt)	$53,679	$35,374
Non-current liabilities (excluding long-term debt)	48,547	77,566
Current debt	77,081	50,841
Long-term debt	47,250	52,906
Total liabilities	$226,557	$216,687

Total shareholders' equity	$171,895	$461,130
Total equity	$171,895	$461,130

Total common shares outstanding	192,268,433	189,508,365
Total options outstanding	7,782,449	6,525,244
Total common share purchase warrants outstanding[1]	11,011,250	11,011,250

Key financial ratios
Current ratio[2]	1.16	0.96
Total liabilities-to-equity[3]	1.32	0.47
Debt-to-total capitalization[4]	0.42	0.18

1.	As at the date of this MD&A, the Company had 192,268,433 common shares outstanding, the total number of options outstanding was 7,782,449 of which 4,466,266 are exercisable.
2.	Current ratio is calculated as (cash and cash equivalents + other current assets) ÷ (current liabilities + current debt).
3.	Total liabilities-to-equity is calculated as total liabilities ÷ total equity.
4.	Debt-to-total capitalization is calculated as (current debt + long-term debt) ÷ (current debt + long-term debt + total equity).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

The Company’s net assets (equity) as at September 30, 2017 were $172 million compared to $461 million as at December 31, 2016, a decrease due to the net loss during the nine months of 2017 which were driven by non-cash impairments and operating losses. The current ratio has decreased from December 31, 2016 as a result of a reduction in cash on hand during the year and increased current debt due to additional funds borrowed from the RCF. The other current assets include the Black Fox assets held for sale as at September 30, 2017 (refer to note 5 in the interim consolidated financial statements).

Capital structure

Debt

	As at	As at
(in thousands of U.S. dollars)	September 30, 2017	December 31, 2016
Current debt
Revolving credit facility (RCF)	$77,081	$49,639
Finance lease liabilities	-	1,202
Total current debt	77,081	50,841
Long-term debt
5.75% convertible debentures	$47,250	$52,500
Finance lease liabilities	-	406
Total long-term debt	47,250	52,906
Total debt	$124,331	$103,747

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Cash requirements

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments, from continuing operations:

	As at				As at
	September 30, 2017				Dec. 31, 2016
	Within 1	2-5	Over 5	Total	Total
(in thousands of U.S .dollars)	year	years	years

Trade and other payables and accrued liabilities	$19,190	$-	$-	$19,190	$31,667
Share based payments	97	-	-	97	115
5.75% Convertible debentures and interest	4,313	81,097	-	85,410	88,635
Revolving line of credit and interest	78,078	-	-	78,078	50,811
Finance lease payments	119	-	-	119	1,608
Minimum rental and operating lease payments	1,677	694	-	2,371	3,218
Reclamation and closure cost obligations	2,427	2,352	23,226	28,005	50,173
Commitment to purchase plant and equipment	38	-	-	38	516
Continueing Operations	$105,939	$84,143	$23,226	$213,308	$226,743

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Other liquidity considerations

APA Ruling

On October 4, 2012, the Company’s Mexican subsidiary, Primero Empresa Minera, S.A. de C.V. (“PEM”) received a ruling (the “APA Ruling”) from the Mexican tax authority (“SAT”) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ending December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. The Company has filed procedural and substantive responses to the claim. The procedural response is a challenge against the admission of the SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While PEM would have rights of appeal in connection with any reassessments the amount of additional taxes that the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $9.3 million taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may in future be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements. The Company submitted its formal response to the 2010 observations letter on October 9, 2017.

In October 2017, the SAT issued an observations letter for the 2011 tax year, with the same explicit view that PEM should pay taxes on the market price of silver, which if successfully applied to its 2011 taxation year, would make PEM liable for an additional $25.4 million of taxes before penalties or interest. The Company is currently preparing its formal response to the 2011 observations letter.

While the Company continues to believe its tax filing position substantiated by the APA and the Company’s legal and financial advisors is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices, the incremental income tax for the years 2012-2016 would be in the range of $125 - $140 million, before interest or penalties, and would materially adversely impact the Company’s business, financial condition and results of operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with SAT to identify a solution and provide tax certainty. Primero believes this dialogue has been constructive, and has contributed to the recent refunds of VAT receivables, with $15.2 million of VAT refunds collected from July through October 2017.

The Company believes that it is entitled to rely on the APA which is legally binding in respect of the Company’s 2010 through 2014 taxation years. The Company obtained the ruling transparently and in good faith. Primero believes the APA should not be the subject of challenge by a government administration installed upon the change of government after the APA was duly issued. Primero has invested, and continues to invest, millions of dollars in the local Mexican economy and intends to continue legal action to defend the Company’s tax position. Since January 1, 2015 the Company has continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Primero Mining Corp.’s claim against the Mexican Government

On June 2, 2016, the Company notified the Mexican Government that the measures taken by the SAT against PEM, in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (“NAFTA”) because these measures are arbitrary, discriminatory, unfair and inequitable. As more than 90 days have now passed since the provision of this notice, the Company has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing.

As Primero is continuing its dialogue with the Mexican Government regarding the Mexican tax authority’s legal claim against the APA, it has temporarily suspended the advancement of international arbitration proceedings against the Mexican Government.

Value added tax (VAT) and income tax receivable

The Company is entitled to tax refunds from the Mexican tax authorities. As at September 30, 2017 there were $30.9 million in VAT and $22.3 million income tax receivables relating to PEM which were outstanding. After commencing a re-filing of VAT requests, the Company has made significant progress in obtaining refund payments. A total of $4.6 million was received during the third quarter, and a further $10.6 million has been received subsequent to quarter-end. Primero expects further outstanding amounts will be refunded in due course.

San Dimas

In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to WPMI in return for an upfront payment comprised of cash and shares of WPM and a per ounce payment equal to the lesser of $3.90 (adjusted for annual inflation), and the then current market price at the time of sale. The

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that from August 6, 2014 and for the life of the mine, the first 6.0 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to WPMI at the lesser of $4.28 per ounce (adjusted by 1% per year) and market prices. All silver not sold to WPMI is available to be sold by the Company at market prices.

Black Fox Complex

On November 9, 2010, Brigus entered into a gold purchase agreement with Sandstorm to sell a portion of future gold production from the Black Fox mine and the adjoining Pike River property for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and market prices. On November 5, 2012, Brigus elected to repurchase a portion of the stream by paying $24.4 million to Sandstorm, which resulted in Sandstorm being entitled to 8% of the future production at the Black Fox mine and 6.3% at the Pike River property at the same contract gold price. The Company assumed the gold purchase agreement when it acquired Brigus in March 2014.

The Company closed the sale of the Black Fox Complex on October 6, 2017. All of the cash proceeds net of closing costs of the sale were used to repay indebtedness outstanding under the RCF. When the non-cash proceeds, being the $5.0 million of restricted cash pledged towards environmental closing liabilities for the Black Fox Complex, are received by the Company, the funds will be applied to reduce the outstanding balance of the RCF.

Cerro del Gallo

The Company has potential future financial commitments related to its acquisition in December 2013 of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include:

•	$8 million after achieving commercial production on the phase I heap leach operation (the “First Contingent Payment”);
•	$14 million on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Second Contingent Payment”);
•

$5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018;

•

$5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Other

In 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. On July 14, 2017, the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. The plaintiff filed a notice of appeal of the dismissal order on September 8, 2017. The Company intends to vigorously defend this class action lawsuit. A ruling on the appeal is expected sometime in 2018.

In the observations letters for both the 2010 and 2011 tax years the SAT raised queries with respect to certain intercompany transactions, the Company has provided the pertinent information for 2010 and will provide the 2011 information in due course. The observations letters do not represent a tax reassessment and no liability has been recognized in the financial statements.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following table provides a summary of unaudited financial data for the last eight quarters:

		2017			2016			2015
(in thousands of U.S.
dollars except for	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4
per share amounts)

Financial Data[1]
Revenue	$23,636	$16,232	$19,369	$34,089	$36,581	$42,578	$34,333	$52,913
Total cost of sales	(22,463)	(19,200)	(20,233)	(32,356)	(36,224)	(38,284)	(40,786)	(42,264)
Earnings from mine
operations	$1,173	($2,968)	($864)	$1,733	$357	$4,294	($6,453)	$10,649

Impairment charges	-	(245,000)	-	(111,000)	-	-	-	(22,000)
Exploration expenses	(642)	(350)	(474)	(2,262)	(206)	(612)	(334)	(599)
Share-based compensation	(972)	(922)	(1,786)	(1,466)	(2,268)	(1,801)	(1,514)	(2,045)
General and administrative
expenses	(2,541)	(2,883)	(2,972)	(2,383)	(3,760)	(4,215)	(3,335)	(6,459)
Other charges	(1,116)	(1,702)	(7,811)	(938)	(1,940)	(1,443)	(404)	(845)
(Loss) earnings from operations	($4,098)	($253,825)	($13,907)	($116,316)	($7,817)	($3,777)	($12,040)	($21,299)
Other (expenses)income	(4,878)	(2,401)	6,097	10,737	(265)	(4,695)	(3,349)	(3,717)
Income tax (expense)recovery	(1,817)	(10,217)	19,519	32,425	(3,376)	(11,403)	2,618	471
Net (loss) income from continuing operations	($10,793)	($266,443)	$11,709	($73,154)	($11,458)	($19,875)	($12,771)	($24,545)
Net income (loss) from discontinued
operations, net of income taxes	$3,217	($33,956)	$1,794	($116,929)	($275)	$443	($401)	($73,802)
Net (loss) income for the period	(7,576)	(300,399)	13,503	(190,083)	(11,733)	(19,432)	(13,172)	(98,347)

Basic and diluted (loss)income per share from continuing operations	($0.06)	($1.39)	$0.06	($0.39)	($0.06)	($0.12)	($0.08)	($0.15)
Basic and diluted (loss)income per share from discontinued operations	$0.02	($0.18)	$0.01	($0.62)	($0.00)	$0.00	($0.00)	($0.45)
Diluted (loss) income per share including discontinued operations	($0.04)	($1.56)	$0.07	($1.01)	($0.06)	($0.12)	($0.08)	($0.60)

1 Black Fox has been retroactively classified as discontinued operations

•

When the Company reaches its annual threshold for deliveries under the silver purchase agreement, the Company realizes silver sales at spot prices, increasing both revenue and net income. Revenue in Q4 2016 and Q3 2016 included $0.1 million and $2.9 million, respectively, of silver sales at spot prices.

•

The Company recorded the following non-cash mining interest impairments: Q3 2017 $5.0 million, relating to the Black Fox Complex, Q2 2017 $285.0 million, $195.0 million relating to the San Dimas mine, $40.0 million related to the Black Fox Complex and the Cerro del Gallo Project $50.0 million, Q4 2016 $228.0 million, comprising $111.0 million and $117.0 million on mining interests relating to San Dimas and Black Fox, respectively and in Q4 2015 $104.0 million, comprising of $82.0 million and $22.0 million relating to Black Fox and Cerro del Gallo, respectively.

•

Exploration expenses reflect the costs incurred in the Company’s exploration properties. As at December 31, 2015 Cerro del Gallo was reclassified as an exploration and evaluation asset and the increase in Q4 2016 primarily reflects costs incurred with this project.

•	Share-based compensation fluctuates based on the share price of the Company.

•

Other charges include legal costs associated with legal proceedings in Mexico (APA and NAFTA), advisor and legal costs associated with the strategic process, and termination payments apart from Q1 and Q2 2017 which also includes period costs incurred during the San Dimas strike and Q3 2017 which also includes costs associated with the strategic review process.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

•	Interest and finance expense varies quarterly depending on the amount of debt held by the Company.

•	The 5.75% Convertible Debentures and common share purchase warrants are marked-to- market each quarter.

•	Other income (expense) largely includes foreign exchange gains or losses from the revaluation of certain local denominated assets and liabilities at San Dimas and Black Fox to U.S. dollars.

•

Income tax expense (recovery) is impacted by the effects of foreign exchange fluctuations on Mexican peso denominated non-cash deferred income taxes, which were significant in certain periods such as Q2 2017, Q1 2017, and Q4 2016.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the original recommendations made by the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the condensed consolidated interim financial statements.

.
	Three months ended		Nine months ended
	September 30		September 30
(in thousands of U.S. dollars except for per ounce amounts)	2017	2016	2017	2016
Operating expenses per the consolidated financial(1) statements	$17,003	$25,251	$44,036	$79,578
Operating expenses per discontinued operation in the consolidated financial statements	14,067	15,832	38,676	40,829
Share-based compensation included in operating expenses	(247)	(412)	(748)	(1,172)
Inventory movements and adjustments(2)	552	(1,041)	1,782	(3,306)
Total cash operating costs	$31,375	$39,630	$83,746	$115,929

Ounces of gold produced	33,135	38,392	90,300	115,377
Gold equivalent ounces of silver produced	3,467	6,292	9,000	14,968
Gold equivalent ounces produced	36,602	44,684	99,300	130,345
Total cash costs per gold equivalent ounce	$857	$887	$843	$889

Total cash operating costs	$31,375	$39,630	$83,746	$115,929
By-product silver credits	(4,495)	(8,399)	(11,318)	(18,719)
Cash costs, net of by-product credits	$26,880	$31,231	$72,428	$97,210

Ounces of gold produced	33,135	38,392	90,300	115,377
Total by-product cash costs per gold ounce produced	$811	$813	$802	$843

(1)

Costs incurred during the strike at San Dimas were excluded in calculating operating expenses. These costs consist of non- union labour, costs of running the camp, security and fixed costs such as licenses and utility tariff charges.

(2)

Inventory adjustments in the nine months ended September 30, 2016 includes additional costs incurred due to the abnormal production level resulting from the ground support initiatives and a significant draw down of finished goods inventory at San Dimas.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Gold equivalent ounces of silver produced for the San Dimas mine are calculated as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. These calculations are shown below.

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016

Silver ounces produced (millions)(A)	1.05	1.37	2.64	3.89
Average realized silver price (B)	$4.32	$6.12	$4.29	$4.81
Average realized gold price (C )	$1,288	$1,305	$1,254	$1,234
Gold equivalent ounces of silver (A) x (B)/(C )	3,467	6,292	9,000	14,968

By-product silver credits are calculated as silver ounces produced multiplied by the average realized silver price ( (A) X (B) ) in the table above.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes byproduct credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

All-in sustaining costs per gold ounce

The World Gold Council (“WGC”) guidance notes on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition of “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

The following table provides a reconciliation of all-in sustaining costs per gold ounce cash cost, net of by-product credits for the three and nine months ended September 30, 2017 and 2016:

	Three months ended		Nine months ended
	September 30			September 30
(in thousands of U.S. dollars except for per ounce amounts)	2017	2016	2017	2016

Cash costs, net of by-product credits	$26,880	$31,231	$72,428	$97,210
Corporate general and administrative expenses	3,495	6,768	12,328	18,401
Reclamation cost accretion	252	266	751	823
Sustaining capital expenditures	10,293	13,572	28,963	44,694
All-in sustaining costs	$40,920	$51,837	$114,470	$161,128

Ounces of gold produced	33,135	38,392	90,300	115,377
All-in sustaining costs per gold ounce	$1,235	$1,350	$1,268	$1,397

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s condensed consolidated interim statements of operations and comprehensive income (loss).

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Adjusted net income (loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Adjusted net income (loss) excludes the following from net earnings:

•	Impairment charges (reversals) related to mining interests and other non-current assets;
•	Foreign exchange impacts on its Mexican peso denominated deferred tax liabilities;
•	Unrealized gains (losses) on non-hedge derivative instruments;
•	Mark-to-market gains (losses) on convertible debenture;
•	Gains/losses and other one-time costs relating to acquisitions/dispositions;
•	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations;
•	Costs incurred to bring production to its normal capacity.

Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements. All adjustments are shown net of tax.

	Three months ended		Nine months ended
		September 30		September 30
(in thousands of U.S. dollars except for per share amounts)	2017	2016	2017	2016
Net loss	($7,576)	($11,733)	($294,472)	($44,333)
Impairment charges, net of taxes	4,963	-	311,110	-
Idle costs incurred during strike at San Dimas	-	-	4,562	-
Impact of foreign exchange on deferred taxes	2,746	4,549	(19,113)	19,210
Mark-to-market (gain) loss on convertible debentures and warrants	624	(1,418)	(6,272)	(53)
Transaction costs attributed to warrant liability	-	-	-	119
Employee severance payments	-	-	1,558	-
Costs relating to NAFTA and APA claims	147	749	632	1,544
Costs relating to strategic review process	916	-	916	-
Adjusted net earnings (loss)	$1,820	($7,853)	($1,079)	($21,798)
Weighted average shares outstanding (000's)	192,013	187,928	191,364	172,942
Adjusted net earnings (loss) per share	$0.01	($0.04)	($0.01)	($0.13)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

EBITDA and Adjusted EBITDA

The Company calculates EBITDA as net income or loss for the period excluding interest and finance expense, income tax expense and depreciation and depletion. Adjusted EBITDA further excludes non-cash items including impairment charges, share-based compensation and mark-to-market gain or loss on convertible debentures and warrants and other non-cash charges. EBITDA and Adjusted EBITDA do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

A reconciliation between net loss for the period and EBITDA and Adjusted EBITDA is presented below:

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of U.S. dollars except for per share amounts)	2017	2016	2017	2016
Net loss	($7,576)	($11,733)	($294,472)	($44,333)
Income tax expense (recovery)	1,817	3,197	(7,485)	11,140
Interest and finance expense	3,351	2,314	8,764	7,454
Depreciation and depletion	6,790	15,994	24,695	47,826
EBITDA	4,382	9,772	(268,498)	22,087
Share-based compensation expense	1,215	2,679	4,426	6,762
Impairment charges	4,963	-	289,963	-
Mark-to-market loss (gain) on debentures	&
warrants	624	(2,756)	(6,272)	(103)
Other non-cash charges	638	821	(2,341)	114
Adjusted EBITDA	$11,822	$10,516	$17,278	$28,860

Other non-cash charges
Foreign exchange loss (gain)	638	821	(2,596)	114
Unrealized loss on investment in Fortune Bay	-	-	255	-
	638	821	(2,341)	114

RELATED PARTY TRANSACTIONS

As at September 30, 2017, the Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Other than compensation paid to key management, there were no further related party transactions for the three and nine months ended September 30, 2017 that have not been disclosed in the Company’s condensed consolidated interim financial statements.

RECENT PRONOUNCEMENTS ISSUED

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements and expects to provide an update on the anticipated impact in the financial statements for the year-end of 2017.

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (IFRS 15) which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not anticipate that of its current methodology recognition and measurement of gold and silver sales will be affected by this standard.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted, provided IFRS 15 has been adopted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting for lessees.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts from uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical accounting policies, estimates and judgements applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 are consistent with those applied and disclosed in notes 2 and 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

FINANCIAL INSTRUMENTS

The Company’s financial instruments at September 30, 2017 consist of cash and cash equivalents, trade and other receivables, restricted cash, an equity investment in Fortune Bay Corp. (“Fortune Bay”), trade and other payables, financial lease liabilities, the convertible debentures, warrants and the RCF.

At September 30, 2017, the carrying amounts of cash and cash equivalents, trade and other receivables, restricted cash and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the financial lease liabilities approximate their carrying value as the interest rate implicit in the leases approximate current market rates.

The fair value of the 5.75% Convertible Debentures which closed on February 9, 2015 is based on the market price of the debenture on the TSX Exchange. Gains and losses from fluctuations in the market price are recognized in the statement of operations and comprehensive income (loss) as mark-to-market gain or loss on convertible debentures.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at a fair value on a recurring basis are as follows:

	September 30	December 31
Level 1	2017	2016
Investment in Fortune Bay(1)	$1,073	$1,160
5.75% convertible debentures(2)	47,250	52,500
Warrant liability (2)	44	1,066

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)

The fair value of the 5.75% convertible debentures and the warrant liability are calculated using the respective market prices on the TSX Exchange as at the date of the statement of financial position.

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at September 30, 2017 or December 31, 2016.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2016, which can be found under the Company’s profile at www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s condensed consolidated interim financial statements.

There has been no change in internal controls over financial reporting during the nine months ended September 30, 2017 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, such as, references to the Company’s ability to extend or replace its existing financing, future gold and silver production, and the future profitability and viability of the Company’s operations.  Forward –looking information and statements in this MD&A include those that relate to:

  continued production at the San Dimas mine,
  the ability of the Company to conclude a transaction identified through its strategic process on terms satisfactory to the parties and the Company’s diverse stakeholders, the ability of the Company to continue as a going concern, the Company’s requirements for additional capital to repay amounts under the RCF and its ability to extend the maturity date of the RCF, the available alternatives to protect value and sustain operations while enabling the Company to restructure its affairs, the anticipated release of restricted cash previously pledged to secure environmental closure obligations for the Black Fox Complex, and the application of these amounts to reduce the Company’s RCF, the actual results of exploration activities, including the current inability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the impact of the failure of exploration efforts to identify large replacement veins on future mining and production rates, actual results of reclamation activities at the San Dimas, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs, the ability of the Company to manage its work force and its adherence to standard work practices as well and management of union agreements with each operating site, the timing of the development of new mineral deposits,
  future prices of precious and base metals,
  expected ore grades, recovery rates, and throughput,
  that plant, equipment or processes will operate as anticipated, the occurrence of accidents, labour disputes, road blocks and other risks associated with the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine (which is currently intended to be sold before year end), the SAT’s challenge to the APA ruling and the basis for calculating taxes on silver sold pursuant to the SPA for past and future periods and the impact of future adverse tax assessments on the economic viability of the San Dimas mine, the ability of the Company to successfully renegotiate the terms of the SPA, the ability of the Company to comply with environmental, safety and other regulatory requirements, expectations regarding currency fluctuations,
  Ejido disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation,
  the ability of the Company to maintain effective control over financial reporting

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the diverse interests of stakeholders in the strategic process; assumptions relating to the Company’s ability to extend, repay or refinance its RCF; that there are no significant disruptions affecting operations, whether due to supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities to support near term mining and production plans; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that the APA is not nullified and that the Company pays taxes on a similar basis for future periods; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver or that the Company is able to achieve another acceptable resolution with the SAT; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, exploration and development plans; insufficient capital to continue development and exploration plans; litigation risks; risks inherent in strategic processes and multi-party negotiations; currency fluctuations; cessation of mining operations due to uneconomic conditions; financing of additional capital requirements; cost of exploration and development programs; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; and other interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2016 as filed on SEDAR, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

The disclosure in this MD&A uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), SEC Industry Guide 7 as amended (“Guide 7”) and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This MD&A uses the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” which are terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum which were adopted by the Canadian Securities Administrators’ NI 43-101. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

This MD&A also uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise investors that while such terms are recognized and required by Canadian securities regulations, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this MD&A. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

For the above reasons, information contained in this MD&A may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

On behalf of the Board

“Joseph F. Conway”
_____________________
Joseph F. Conway
Vice Chairman, Interim President & CEO